Tonix Pharmaceuticals Holding Corp. S-1/A

Exhibit 23.01

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Amendment No. 1 to the Registration Statement of Tonix Pharmaceuticals Holding Corp. (the “Company”) on Form S-1 (No. 333-235976) to be filed on or about February 6, 2020 of our report dated March 18, 2019, except for the second paragraph of Note 5, as to which date is January 21, 2020, on our audits of the consolidated financial statements as of December 31, 2018 and 2017 and for each of the years then ended. Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company’s ability to continue as a going concern. We also consent to the reference to our firm under the caption “Experts” in this Registration Statement.

/s/ EisnerAmper LLP

EISNERAMPER LLP

Iselin, New Jersey

February 6, 2020